Exhibit 99.1

GreenPower Announces Grant of Stock Options

VANCOUVER, BC, Nov. 19, 2020 /PRNewswire/ -- GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) (the "Company") a leading manufacturer and distributor of zero emissions electric powered vehicles serving the cargo and delivery, transit and school bus markets announces that the Company has granted an aggregate of 300,000 incentive stock options with 100,000 stock options to each of Brendan Riley, Michael Sieffert and Fraser Atkinson. The stock options are subject to the approval of the TSX Venture Exchange and are exercisable for a period of five years at a price of US $20 per share. The stock options vest as to 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date and 25% three years after the grant date.

About GreenPower Motor Company Inc.
GreenPower designs, builds and distributes a full suite of high-floor and low-floor vehicles, including transit buses, school buses, shuttles, a cargo van and a double decker. GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions. GreenPower integrates global suppliers for key components, such as Siemens or TM4 for the drive motors, Knorr for the brakes, ZF for the axles and Parker for the dash and control systems. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to www.greenpowerbus.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. © 2020 GreenPower Motor Company Inc. All rights reserved.

CONTACT: Fraser Atkinson, CEO, (604) 220-8048, OR Michael Sieffert, CFO, (604) 563-4144